Exhibit 1.01

Cesca Therapeutics Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

Cesca Therapeutics Inc. (“Company”, “we”, “our”) has prepared this report for the year ended December 31, 2013 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Pursuant to Instruction to Item 1.01 (2) of Form SD, because the Company is a smaller reporting company, at this time, we are not required to submit an audit report of our Conflict Minerals Report.

1.	Company Overview
The Company is focused on the research, development, and commercialization of autologous cell-based therapeutics for use in regenerative medicine.  We are a leader in developing and manufacturing automated blood and bone marrow processing systems that enable the separation, processing and preservation of cell and tissue therapy products.

Our Products
•	The MarrowXpress® or MXP System, a derivative product of the AXP and its accompanying disposable bag set, isolates and concentrates stem cells from bone marrow. The product is an automated, closed, sterile system that volume-reduces blood from bone marrow to a user-defined volume in 30 minutes, while retaining over 90% of the MNCs, a clinically important cell fraction. Self-powered and microprocessor-controlled, the MXP System contains flow control optical sensors that achieve precise separation.

•	The AXP System® is a medical device with an accompanying disposable bag set that isolates and retrieves stem cells from umbilical cord blood. The AXP System provides cord blood banks with an automated method to separate and capture adult stem cells which reduces the overall processing and labor costs with a reduced risk of contamination under cGMP conditions. The AXP System retains over 97% of the mononuclear cells (“MNCs”). High MNC recovery has significant clinical importance to patient transplant survival rates. Self-powered and microprocessor-controlled, the AXP device contains flow control optical sensors that achieve precise separation of the cord blood fraction.

•	The BioArchive® System is a robotic cryogenic medical device used to cryopreserve and archive stem cells for future transplant and treatment.

•	The Res-QTM 60, is a rapid, reliable, and easy to use product for cell processing. The product is a centrifuge-based disposable device designed for the isolation and extraction of specific stem cell populations from either bone marrow or platelet rich plasma.

Our Conflict Minerals Policy

We have adopted the following policy:

In July 2010, the United States adopted the section 1502 of Dodd-Frank Financial Reform and Consumer Protection Act requiring all US public companies to disclose annually the origin of ‘Conflict Minerals’ necessary to the function of its products. Conflict Minerals refers to the minerals cassiterite, columbite-tantalite, wolframite, gold, and their derivatives mined in the region of Democratic Republic of the Congo (“DRC”) where Conflict Minerals may be directly or indirectly financing human rights violations or benefiting armed groups in those countries. The definitions and rules associated with this legislation have been promulgated by the Securities Exchange Commission under the Federal Regulations CFR17 Parts 240 and 249b.

Cesca Therapeutics supports the elimination of human rights abuses and will comply with federal regulations associated with conflict minerals. Cesca Therapeutics believes in sourcing materials from suppliers that share our values with regard to ethics, integrity and respect for human rights. This policy will guide the management of Cesca Therapeutics supply chain to a DRC Conflict Free status.

Cesca Therapeutics has adopted a policy of risk oriented diligence with regard to Conflict Minerals. Our suppliers are required to provide conflict minerals disclosure data. Those suppliers who are deemed higher risk may need to provide additional information.

Our suppliers are expected to demonstrate diligence in country of origin assessment for conflict minerals used in products sold to Cesca Therapeutics. Suppliers are further expected to establish policies within their supply chains which facilitate control over conflict mineral sources.

Suppliers for Cesca Therapeutics will complete and submit a Conflict Minerals Report at least annually.

The policy is available at http://www.thermogenesis.com/company/supplier-information/corporate-conflict-minerals-policy/

2.	Due Diligence
Our due diligence measures have been designed to conform with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for 3TG.

3.	Due Diligence Results
We conducted a survey of Cesca suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Questionnaire”). The Questionnaire includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.

We received responses from approximately 30 of our largest suppliers. We are reviewing, analyzing and following up, as necessary, the responses provided.

Efforts to determine mine or location of origin
We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

4.	Future Steps
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Expand the number of suppliers requested to supply information.

c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.